

October 6, 2011

Via Facsimile
Raul Goncalves Pinheiro
President
Auto Home Lock, Inc.
Rua Presidente Lincoln 218
Atibaia
Sao Paulo, Brazil 12945-040

> **Re:** **Auto Home Lock, Inc.**
> **Registration Statement on Form S-1**
> **Amended September 26, 2011**
> **File No. 333-175792**

Dear Mr. Pinheiro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.      Please revise to include disclosure that (1) investors' funds will be deposited into the personal Brazilian account of your founder and not segregated from his personal funds and (2) that you have taken no actions to date toward implementation of your business plan other than filing this registration statement and incorporating.

Summary, page 7

2.      We refer to your response to prior comment 9. Please revise the summary and prospectus cover page to disclose, if true, that this offering is limited to Brazilian citizens.

3.      Your response to prior comment 1 does not indicate whether you have contacted engineers to determine the potential costs of developing your product. Therefore it

remains unclear what basis you have for the product development costs disclosed on page 8 and throughout the document. Please revise or advise.

4.     We note your revised disclosures on page 8 and elsewhere in response to prior comment 2, but it remains unclear whether you would begin to expend proceeds to commence operations prior to receiving $30,000 in funding. Please revise accordingly.

5.     We note your revised disclosures on page 8 in response to prior comment 3. Please revise to disclose in greater detail the compromises that you would make in your marketing plan should you only receive $30,000 in funding.

Use of Proceeds, page 18

6.     We note your response to prior comment 7. Please revise to disclose how much you spent for auditor and bookkeeper fees to prepare the May 31, 2011 fiscal year end financials contained in this registration statement. Please also revise to disclose the amount of auditor and bookkeeping fees that will be necessary to meet your reporting obligations for the next twelve months, including for preparation of fiscal year 2012 financials. To the extent that proceeds from the present offering will not be allocated to paying any fiscal year 2012 auditor and/or bookkeeping expenses, please revise to disclose this point and clarify, if true, that you will rely on the commitment from Mr. Pinheiro to fund such expenses.

Exhibit 20

7.     We note your response to prior comment 9. Please explain to us whether Nevada law permits corporate officers to hold corporate funds in their personal bank accounts and how receipt and maintenance of corporate funds in this manner complies with Section 8, paragraph 1 of your by-laws. Please also tell us whether you could have subscription funds deposited into a corporate bank account in Brazil and thereby avoid the transaction costs that you reference in your response. Finally, please tell us whether the cash reflected on your balance sheet is held in the trust account that you reference in the last sentence of your response and whether those funds are held at a U.S. depository institution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via facsimile): Thomas E. Puzzo, Esq.